Exhibit (e)(3)

        Nachum “Homi” Shamir

        President and Chief Executive Officer

Luminex Confidential

Via Email

April 18, 2016

Mr. Michael McGarrity

President & Chief Executive Officer

Nanosphere, Inc.

4088 Commercial Avenue,

Northbrook, IL 60062

Re:	Project Commodore

Dear Mr. McGarrity:

The purpose of this non-binding letter of intent (“LOI”) is to set forth, in general terms, certain preliminary, non-binding understandings related to a proposed transaction (the “Transaction”) upon which Luminex Corporation (or its designee, “Luminex”) would acquire Nanosphere, Inc. (“Nanosphere” or the “Company”).

As you know from our previous discussions and the due diligence meetings we held in Chicago on April 5, 2016 and April 13-14, 2016, it is our belief that bringing our companies together would create substantial value for our stockholders. Luminex believes the Company’s products, technology, operating infrastructure, and commercial channel are complementary to Luminex’s business and also present compelling new opportunities for Luminex. The Luminex senior management team is excited about a potential Transaction and learning more about the Company.

Based on the information provided to us to date, Luminex is interested in acquiring the Company on the following preliminary terms and conditions:

1.	Purchase Price: Luminex is prepared to offer $1.35 per share in cash to acquire Nanosphere (a premium of approximately 62% to the close as of April 15, 2016). The proposed offer price is based on publicly available financial information, projections and other information to date, with such information to be confirmed during Luminex’s due diligence.

2.	Financing: Luminex intends to fund the acquisition with available cash on hand and therefore does not expect timing delay to consummation of the Transaction as a result of financing.

3.	Conditions and approvals: The Transaction is subject to the negotiation, execution and delivery of a mutually satisfactory binding agreement providing for the consummation of the Transaction by Luminex, the Company and its stockholders (a “Definitive Agreement”). Luminex’s Board of Directors will need to approve entry into any Definitive Agreement by Luminex. No approvals are required from our stockholders. Luminex believes that a Definitive Agreement can be negotiated and entered into by 5 p.m. EDT on May 27, 2016.

4.	Due diligence: Entry into a Definitive Agreement is subject to satisfactory results of Luminex’s due diligence review of the Company. Luminex is prepared to move very quickly to complete its diligence and has the necessary resources to do so. Luminex has engaged appropriate advisors, including Perella Weinberg Partners as its financial advisor, and has a successful track-record of consummating diligence in an efficient time frame, assuming the appropriate information and access to the Company’s management is provided. We believe that we can complete diligence, including confirmatory business, accounting, tax and legal due diligence, by 5 p.m. EDT on May 27, 2016.

5.

Other relevant information: The Transaction would be subject to customary closing conditions for a transaction of this nature, including no material adverse change in the business or operations of the Company between execution of the Definitive Agreement and the closing date, obtaining any governmental, regulatory and other

Exhibit (e)(3)

third party consents and approvals, receipt from the Company of audited financial statements covering the last three fiscal years of the Company, including December 31, 2015. The Definitive Agreement is expected to contain provisions consistent with those set forth in this letter and customary and comprehensive representations and warranties, covenants and indemnities.

6.	Exclusivity period: Recognizing the time and expense necessary to progress our discussions hereafter, the proposal contained in this LOI is made on the basis that Luminex shall receive a binding Period of Exclusivity from the execution of this Agreement until 5 p.m. EDT on May 27, 2016 to conclude the transaction envisioned by this LOI. More specifically, neither the Company nor its equity owners will (i) discontinue negotiations with Luminex or (ii) enter into or continue discussions relating to a sale of the Company or its assets or equity securities with anyone other than Luminex until after 5 p.m. EDT on May 27, 2016 (“Period of Exclusivity”).

The preliminary offer set forth in this LOI has been vetted by Luminex’s senior management and is based on the materials received to date from the Company. This LOI does not constitute a binding offer or a binding commitment or agreement between Luminex and the Company regarding a Transaction and neither party will contend otherwise unless and until a Definitive Agreement is signed by both parties. Rather, this LOI is intended to merely serve to assist the parties to evaluate and negotiate the terms of the potential Transaction and contains to binding obligations, except as described in paragraph 6 above.

This letter does not address all of the matters upon which agreement must be reached in order to complete the Transaction. Other than the binding obligations set forth in paragraph 6 above, no agreement, commitment or obligation of any nature between Luminex and the Company or its stockholders shall be binding on the parties unless and until a mutually satisfactory Definitive Agreement is executed and delivered by Luminex and the Company and/or its stockholders, as applicable. Luminex may discontinue its evaluation of the Company and negotiations relating to the Transaction and the Definitive Agreement at any time for any reason or no reason.

We expect that the contents of this letter shall be treated as confidential, and will not be disclosed to any third party. Further, please understand that Luminex is a public company and that the existence of this LOI and the matters contemplated hereby may constitute material nonpublic information of Purchaser.

The terms of this LOI shall be automatically rescinded unless it is fully executed by the Company, granting Luminex the Period of Exclusivity as set forth in Section 6 above by no later than April 22, 2016 at 6:00pm ET.

Luminex is very excited about moving forward with a potential Transaction. Please feel free to call me at (937) 272-3300 or Chris O’Connor at (212) 287-3253 if you have any questions about the foregoing or need additional information.

Sincerely, LUMINEX CORPORATION

By:	/s/ Nachum Shamir

Name:	Nachum (“Homi”) Shamir
Title:	President and Chief Executive Officer

Agreed to and accepted this 22nd day of April, 2016:

Nanosphere, Inc.

By: /s/ Michael McGarrity

Its: President and Chief Executive Officer

cc:	Lorin Randall, Chairman of the Board, Nanosphere
Réal Leclerc, Jefferies LLC
Chris O’Connor, Perella Weinberg